Exhibit (a)(21)

To: All Eligible Employees

From: Steveb

Subject: Stock Option Transfer Program Deadline Reminder

I want to remind you that Wednesday, November 12, midnight New York/Eastern Time (9pm U.S. Pacific Time) is the Election Deadline for the Stock Option Transfer Program. Due to the nature of the program, no elections or withdrawals can be accepted after that time.

The Stock Option Transfer Program is designed to enable employees to realize value for underwater options with a grant price of $33 and above. As we’ve said before, we think this is an innovative solution that addresses the issue of underwater options and balances the company’s compensation goals and shareholders’ interests.

It’s important for you to understand, however, that neither Microsoft nor its Board of Directors makes any recommendation about whether you should participate. The Stock Option Transfer Program is completely voluntary. Unless you affirmatively elect to participate, you will retain your current stock option grants under their original terms and conditions.

You are receiving this message regardless of any election you may have submitted to date. We have provided resources to help you understand and think about the Program and you can make your election or view your participation status at https://stock under the Option Transfer tab.

Again, the deadline is 9 p.m. Redmond time on Wednesday, November 12, 2003.

Steve